September 9, 2010 CONFIDENTIAL VIA HAND DELIVERY Mr. Russell Mancuso / Mr. Geoff Kruczek Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:
Funtalk China Holdings Limited
Post-effective Amendment No. 8 to Form S-4 on Form F-3
Filed on September 9, 2010
File number 333-153492

Dear Mr. Mancuso and Mr. Kruczek:

        On behalf of our client, Funtalk China Holdings Limited (the "Company"), we hereby file through EDGAR with the Securities Exchange Commission (the "Commission") a complete copy of the Company's Post-Effective Amendment No. 8 to Form S-4 on Form F-3 ("Amendment No. 8").

        Amendment No. 8 incorporates changes responsive to the comment from the staff (the "Staff") set forth in a letter to the Company, dated August 24, 2010, as well as certain updates to the disclosure. For your convenience, the comment is repeated below in bold and followed by the Company's response. We are also sending courtesy copies of this letter to you by courier, together with a redline of Amendment No. 8 marked to show changes from the Company's Post-Effective Amendment No. 7 to Form S-4 on Form F-3.

Incorporation of Documents by Reference, page 3

1.
We will continue to evaluate your response to prior comment 2 after you incorporate by reference the Exchange Act registration statement you filed on December 11, 2009.

        In response to the Staff's comment, the Company has now incorporated by reference into page 3 of Amendment 8 the Form 8-A it filed on December 11, 2009.

        The Company acknowledges the following:

  •
  should the Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  •
  the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  •
  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*                        *                         *

        If you have any questions regarding this response letter and Amendment No. 8, please do not hesitate to contact the undersigned at (852) 2912-2503 or david.zhang@lw.com.

Very truly yours,

David T. Zhang
of LATHAM & WATKINS

cc:
Dongping Fei, Director and Chief Executive Officer, Funtalk China Holdings Limited
Kim Chuan ("Jackie") Leong, Chief Financial Officer, Funtalk China Holdings Limited
Benjamin Su, Latham & Watkins LLP, Beijing